Invensys plc

Carlisle Place
London, SW1P 1BX
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

05005583

RLS Stat Com/SEC/Letters/050120/vhb

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

20 January 2005

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning:

(1) Invensys Board Change
(2) Notification of Major Interests in Shares
(3) Notification of Major Interests in Shares
(4) Director Declaration

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc

Tel: 00 44 207 821 3749
Fax: 00 44 207 821 3884
E-mail: rachel.spencer@invensys.com

Copy to: Mr. S. Ahmad
Mr. M. Downing

REG-Invensys PLC Board Change
19/01/2005

RNS Number:5359H
Invensys PLC
19 January 2005

INVENSYS BOARD CHANGE

As announced in November last year, Simon Robertson had indicated his intention to step down from the Invensys Board following his appointment as Chairman of Rolls Royce plc. He has accordingly resigned today from the Board with effect from 19 January 2005.

Martin Jay, Chairman of Invensys plc, said:

"We are extremely grateful to Simon whose financial and business experience has underpinned his valuable advice and contribution to the Invensys Board since 1999."

"We wish him well in his new appointment."

Contact:

Steve Devany	Invensys plc	tel: +44 (0) 20 7821 3758
Emma Burdett / Fiona Piper	Maitland	tel: +44 (0) 20 7379 5151

REG-Invensys PLC Holding(s) in Company
17/01/2005

RNS Number:4719H
Invensys PLC
17 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

HBOS plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it

is a holding of that person's spouse or children under the age of 18

Notice is given by HBOS plc on its own behalf and on behalf of its subsidiaries as listed in 4 below.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Limited a/c CMIG	93,327,257
Chase Nominees Limited	62,459,412
HSDL Nominees Limited	171
Nortrust Nominees Limited a/c HXCM	5,112,520
Nortrust Nominees Limited	10,558,860

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

13 January 2005

11) Date company informed

17 January 2005

12) Total holding following this notification

171,458,220

13) Total percentage holding of issued class following this notification

3.015%

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 17 January 2005

REG-Invensys PLC Holding(s) in Company 13/01/2005

RNS Number:3355H
Invensys PLC
13 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it

is a holding of that person's spouse or children under the age of 18

Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., and Capital International, Inc. These holdings form part of funds managed on behalf of investment clients.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:

State Street Nominees Limited	941,362
Chase Nominees Limited	18,365,699
Midland Bank plc	862,987
Cede & Co	1,300
Nortrust Nominees	2,766,107
Mellon Nominees (UK) Limited	207,100

Capital International Limited:

State Street Nominees Limited	2,676,048
Bank of New York Nominees	54,904,421
Northern Trust	18,817,144

Chase Nominees Limited	24,825,517
Midland Bank plc	2,311,437
Bankers Trust	1,469,375
Citibank London	8,160,975
Morgan Guaranty	1,931,637
Nortrust Nominees	44,478,397
State Street Bank & Trust Co	12,309,516
Citibank	1,002,598
Deutsche Bank AG	5,554,299
HSBC Bank plc	6,699,848
Mellon Bank N.A.	4,087,837
Northern Trust AVFC	2,590,316
KAS UK	140,400
Mellon Nominees (UK) Limited	1,028,625
Bank One London	922,350

Capital International S.A.:

Chase Nominees Limited	8,865,048
Midland Bank plc	79,625
Royal Bank of Scotland	823,875
State Street Bank & Trust Co	424,450
Lloyds Bank	257,075
Citibank NA	181,675
HSBC Bank plc	1,964,300

Capital International, Inc.:

State Street Nominees Ltd	17,252,061
Bank of New York Nominees	5,042,924
Northern Trust	250,000
Chase Nominees Limited	22,185,610
Nortrust Nominees	1,123,350
State Street Bank & Trust Co.	3,233,795
Citibank	135,000
Citibank NA Toronto	5,270,947

HSBC Bank plc	642,243
JP Morgan Chase Bank	730,000

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

11 January 2005

11) Date company informed

13 January 2005

12) Total holding following this notification

285,517,273

13) Total percentage holding of issued class following this notification

5.020% (3.410% of which held by Capital International Limited)

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for
making this notification

Jaime Tham, Assistant Secretary

Date of notification: 13 January 2005

REG-Invensys PLC Director Declaration
05/01/2005

RNS Number:0575H
Invensys PLC
05 January 2005

INVENSYS PLC

DIRECTOR DECLARATION

With reference to the appointment as a director of Invensys plc of Mr Bay Green on 1 January 2005 (as announced on 1 December 2004) Invensys plc confirms the following information required under Paragraph 16.4 of the Listing Rules:

1. there are no other directorships to be disclosed in respect of Mr Green under paragraph 16.4(a) of the Listing Rules; and

2. there are no details to be disclosed in respect of Mr Green under Paragraph 16.4(b) of the Listing Rules.

Name of contact and telephone number for queries: Steve Devany, Vice President, Communications 020 7821 3758

Name of Company official responsible for making notification: Jaime Tham, Assistant Secretary

Date of notification: 5 January 2005